UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO 13d-2(b)

(Amendment No. 3)1

Avago Technologies Limited

(Name of Issuer)

Ordinary Shares, no par value

(Title of Class of Securities)

Y0486S 104

(CUSIP Number)

December 31, 2011

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

[1]

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. Y0486S 104	SCHEDULE 13G	Page 2 of 12

1.	Name of Reporting Person I.R.S. Identification No. of Above Persons (Entities Only) Silver Lake (Offshore) AIV GP II, Ltd.
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power -0-
	6.	Shared Voting Power 11,232,754 shares
	7.	Sole Dispositive Power -0-
	8.	Shared Dispositive Power 11,232,754 shares
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 11,232,754 shares
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row (9) 4.6%
12.	Type of Reporting Person OO

CUSIP No. Y0486S 104	SCHEDULE 13G	Page 3 of 12

1.	Name of Reporting Person I.R.S. Identification No. of Above Persons (Entities Only) Silver Lake Technology Associates II Cayman, L.P.
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power -0-
	6.	Shared Voting Power 9,698,592 shares
	7.	Sole Dispositive Power -0-
	8.	Shared Dispositive Power 9,698,592 shares
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,698,592 shares
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row (9) 4.0%
12.	Type of Reporting Person PN

CUSIP No. Y0486S 104	SCHEDULE 13G	Page 4 of 12

1.	Name of Reporting Person I.R.S. Identification No. of Above Persons (Entities Only) Silver Lake Partners II Cayman, L.P.
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 9,698,592 shares
	6.	Shared Voting Power -0-
	7.	Sole Dispositive Power 9,698,592 shares
	8.	Shared Dispositive Power -0-
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,698,592 shares
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row (9) 4.0%
12.	Type of Reporting Person PN

CUSIP No. Y0486S 104	SCHEDULE 13G	Page 5 of 12

1.	Name of Reporting Person I.R.S. Identification No. of Above Persons (Entities Only) Silver Lake Technology Investors II Cayman, L.P.
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 27,734 shares
	6.	Shared Voting Power -0-
	7.	Sole Dispositive Power 27,734 shares
	8.	Shared Dispositive Power -0-
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 27,734 shares
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row (9) Less than 0.1%
12.	Type of Reporting Person PN

Pursuant to Rule 13d-1(d) under the Securities Exchange Act of 1934, as amended (the “Act”), and as provided in the Joint Filing Agreement filed as Exhibit 1 to Amendment No. 1 to the Statement on Schedule 13G filed with the Securities and Exchange Commission on August 20, 2010, each of the persons listed below under Item 2 (each a “Reporting Person,” and collectively the “Reporting Persons”), has agreed to file one statement with respect to their ownership of ordinary shares, no par value, of Avago Technologies Limited.

Item 1.

(a)	Name of Issuer:

Avago Technologies Limited

(b)	Address of Issuer’s Principal Executive Offices:

1 Yishun Avenue 7

Singapore 768923

Item 2.

(a)	Name of Persons Filing:

Silver Lake (Offshore) AIV GP II, Ltd.

Silver Lake Technology Associates II Cayman, L.P.

Silver Lake Partners II Cayman, L.P.

Silver Lake Technology Investors II Cayman, L.P.

(b)	Address of Principal Business Office:

The principal business office for all persons filing is:

c/o Silver Lake Partners

2775 Sand Hill Road, Suite 100

Menlo Park, CA 94025

(c)	Citizenship:

See Item 4 of each cover page.

(d)	Title of Class of Securities:

Ordinary shares, no par value per share

(e)	CUSIP Number:

Y0486S 104

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership.

(a)	Amount Beneficially Owned:

Certain funds affiliated with Kohlberg Kravis Roberts & Co. L.P. (“KKR”) and certain funds affiliated with Silver Lake Partners (“Silver Lake”) are parties to a shareholders agreement with respect to the ordinary shares of Avago, and solely as a result of which each such person is a member of a group with respect to the ordinary shares of Avago directly or indirectly owned by such persons. Each such person disclaims beneficial ownership of these securities.

Silver Lake Partners II Cayman, L.P. (“Partners II”) directly owns 9,698,592 ordinary shares of Avago. As the sole general partner of Partners II, Silver Lake Technology Associates II Cayman, L.P. may be deemed to share voting and dispositive power with respect to such securities held by Partners II. As the sole general partner of Silver Lake Technology Associates II Cayman, L.P., Silver Lake (Offshore) AIV GP II, Ltd. may be deemed to share voting and dispositive power with respect to such securities held by Partners II. Silver Lake Technology Associates II Cayman, L.P. and Silver Lake (Offshore) AIV GP II, Ltd. disclaim beneficial ownership of such securities.

Silver Lake Technology Investors II Cayman, L.P. (“Investors II”) directly owns 27,734 ordinary shares of Avago. As the sole general partner of Investors II, Silver Lake (Offshore) AIV GP II, Ltd. may be deemed to share voting and dispositive power with respect to such securities held by Investors II. Silver Lake (Offshore) AIV GP II, Ltd. disclaims beneficial ownership of such securities.

Avago Investment Partners, Limited Partnership (“AIP”) directly owns 1,506,428 ordinary shares of Avago. As the sole general partner of AIP, Avago Investment G.P., Limited may be deemed to share voting and dispositive power with respect to such securities held by AIP. As a member of Avago Investment G.P., Limited, Silver Lake (Offshore) AIV GP II, Ltd. may be deemed to share voting and dispositive power with respect to such securities held by AIP. Avago Investment G.P., Limited and Silver Lake (Offshore) AIV GP II, Ltd. disclaim beneficial ownership of such securities.

Mr. Kenneth Y. Hao, who serves as a director of Avago, also serves as a director of Silver Lake (Offshore) AIV GP II, Ltd. and may be deemed to share voting and dispositive power with respect to any securities beneficially owned by Silver Lake (Offshore) AIV GP II, Ltd. but disclaims beneficial ownership of such securities.

(b)	Percent of Class:

See Item 11 of each cover page. The percentages of beneficial ownership are based on 244,406,916 ordinary shares outstanding as of December 9, 2011.

(c)	Number of shares as to which such person has:

(i) Sole power to vote or direct the vote:

See Item 5 of each cover page.

(ii) Shared power to vote or direct the vote:

See Item 6 of each cover page.

(iii) Sole power to dispose or direct the disposition of:

See Item 7 of each cover page.

(iv) Shared power to dispose or direct the disposition of:

See Item 8 of each cover page.

Item 5.	Ownership of Five Percent or Less of a Class.

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

See Item 4 above. To the best knowledge of the Reporting Persons, no one other than the Reporting Persons, the partners, members, affiliates or shareholders of the Reporting Persons and any other persons named in Item 4 has the right to receive or the power to direct the receipt of dividends from, or the proceeds from, the sale of common stock.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

See Attachment A.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certification.

Not Applicable.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 13, 2012	Silver Lake (Offshore) AIV GP II, Ltd. /s/ Karen M. King Name: Karen M. King Title: Director

Dated: February 13, 2012	Silver Lake Technology Associates II Cayman, L.P. By: Silver Lake (Offshore) AIV GP II, Ltd. Its: General Partner /s/ Karen M. King Name: Karen M. King Title: Director

Dated: February 13, 2012

Silver Lake Partners II Cayman, L.P.

By: Silver Lake Technology Associates II Cayman, L.P.

Its: General Partner

By: Silver Lake (Offshore) AIV GP II, Ltd.

Its: General Partner

/s/ Karen M. King

Name: Karen M. King

Title: Director

Dated: February 13, 2012	Silver Lake Technology Investors II Cayman, L.P. By: Silver Lake (Offshore) AIV GP II, Ltd. Its: General Partner /s/ Karen M. King Name: Karen M. King Title: Director

ATTACHMENT A

Certain funds affiliated with Kohlberg Kravis Roberts & Co. L.P. (“KKR”) and certain funds affiliated with Silver Lake Partners (“Silver Lake”) are parties to a shareholders agreement with respect to the ordinary shares of Avago Technologies Limited (“Avago”), and solely as a result of which each such person is a member of a group with respect to the ordinary shares of Avago directly or indirectly owned by such persons. Each such person disclaims beneficial ownership of the shares reported on this Schedule 13G.

The following persons affiliated with KKR may be deemed to be members of such group, based solely on information received from such persons: KKR Millennium Fund (Overseas), Limited Partnership; KKR Associates Millennium (Overseas), Limited Partnership; KKR Millennium Limited; KKR European Fund, Limited Partnership; KKR Associates Europe, Limited Partnership; KKR Europe Limited; KKR European Fund II, Limited Partnership; KKR Associates Europe II, Limited Partnership; KKR Europe II Limited; KKR Millennium GP LLC; KKR SP Limited; KKR Fund Holdings L.P.; KKR Fund Holdings GP Limited; KKR Group Holdings L.P.; KKR Group Limited; KKR & Co. L.P.; KKR Management LLC; KKR Partners (International), Limited Partnership; KKR 1996 Overseas, Limited; Henry R. Kravis and George R. Roberts.

The following persons affiliated with Silver Lake may be deemed to be members of such group: Silver Lake Partners II Cayman, L.P., Silver Lake Technology Associates II Cayman, L.P., Silver Lake Technology Investors II Cayman, L.P., and Silver Lake (Offshore) AIV GP II, Ltd. Please also refer to Item 4 of this Schedule 13G.

The following persons affiliated with both KKR and Silver Lake may be deemed to be members of such group: Avago Investment Partners, Limited Partnership; and Avago Investment G.P., Limited. Please also refer to Item 4 of this Schedule 13G.

Each such person is responsible for complying with its Schedule 13G reporting obligations with respect to Avago.

EXHIBIT INDEX

Exhibit 1 -	Joint Filing Agreement (incorporated by reference to Exhibit 1 to the Statement on Schedule 13G filed February 12, 2010)